Exhibit 99.4

Final Term Sheet

This term sheet supplements the Rights Offering Underwriting Agreement dated March 5, 2017 (“Underwriting Agreement”).

The additional information pursuant to Article 1(2)(b) of the Underwriting Agreement is confirmed as follows:

•	Number of New Shares: 687,500,000

•	Subscription Ratio: 2 : 1

•	Fractional amount excluded from shareholders’ subscription rights: up to 500,000 New Shares

DEUTSCHE BANK AKTIENGESELLSCHAFT

/s/ Ralf Leiber	/s/ Thomas Michel